                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*
   Greene, Stacie
   (Last)  (First)  (Middle)

   Alliance Capital Investment Corp.
   125 West Shore Road
   (Street)

   Huntington    NY      11743
   (City)      (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol
   Network Six, Inc.
   NWSS

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year
   January, 2001

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            /x/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)



7. Individual or Joint/Group Reporting (Check Applicable Line)

   /x/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock,
   par value $.10 per share    1/11/01     P              9,700         A    $1.72                    I              (1)

Common Stock,
   par value $.10 per share    1/12/01     P              3,600         A    $1.77                    I              (1)

Common Stock,
   par value $.10 per share    1/18/01     P             25,000         A    $1.95                    I              (1)
Common Stock,
   par value $.10 per share    1/19/01     P              6,890         A   $2.125                    I              (1)
Common Stock,
   par value $.10 per share    1/19/01     P             10,000         A    $2.15       140,196      I              (1)
Common Stock,
   par value $.10 per share                                                                  500      I              (2)
Common Stock,
   par value $.10 per share    1/26/01     P              8,000         A    $2.27                    I              (3)
Common Stock,
   par value $.10 per share    1/31/01     P              1,100         A    $2.56        20,100      I              (3)



                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------




                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------





Explanation of Responses:

(1) By Alliance Capital Investment Corp. Ms. Stacie Greene is the sole beneficial owner and executive officer of Alliance Capital Investment Corp.

(2) By Stacie Greene SEP IRA.

(3) By Jericho Capital Corp. SEP /f/b/o Kenneth Greene. The beneficial owner of the securities owned by Jericho Capital Corp. SEP f/b/o Kenneth Greene, who is Ms. Greene's husband. Ms. Greene disclaims beneficial interest in the shares owned by Mr. Greene of Jericho Capital Corp. SEP f/b/o Kenneth Greene.


           /s/ Stacie Greene                    February 9, 2001
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.